UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

Mining Office

1515 Red Top Rd.

P.O. Box 1280

Tombstone, AZ. 85638

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

 X . Form 20-F      . Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      . No      .

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

FD Disclosure.

On March 3, 2010, the Company issued a press release announcing that it has taken the initial action necessary before launching the 2010 Drill Program. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 6-K.

On March 16, 2010, the Company issued a press release announcing the Company has been issued drill permits by the State of Arizona for its Tombstone, Arizona Silver and Gold Exploration Project. A copy of the press release is furnished as Exhibit 99.2 to this Current Report on Form 6-K.

On March 18, 2010, the Company issued a press release announcing that after geological reconnaissance of the area surrounding the Company's land holdings, the Company has applied for the additional exploration permits from the State of Arizona Land Department. A copy of the press release is furnished as Exhibit 99.3 to this Current Report on Form 6-K.

On March 25, 2010, the Company issued a press release announcing today that the Company is scheduled to initiate its drilling program starting in April. A copy of the press release is furnished as Exhibit 99.4 to this Current Report on Form 6-K.

On April 6, 2010, the Company issued a press release announcing that Weber Drilling of St. David, Arizona has been engaged for the 2010 Drill Program. A copy of the press release is furnished as Exhibit 99.5 to this Current Report on Form 6-K.

On April 13, 2010, the Company issued a press release announcing that the Company is receiving $1 Million USD in Capital from EuroGas, Inc., www.eurogasinc.com. A copy of the press release is furnished as Exhibit 99.6 to this Current Report on Form 6-K.

On April 20, 2010, the Company issued a press release announcing that the Company initiated its drilling program during the week of April 12th. A copy of the press release is furnished as Exhibit 99.7 to this Current Report on Form 6-K.

Limitation on Incorporation by Reference.

The information in this Form 6−K shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Exchange Act or Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2010
TOMBSTONE EXPLORATION CORPORATION (Registrant)
	By:	/s/ Alan Brown
		Name:	Alan Brown
		Title:	CEO

Exhibit Index

Exhibit No.	Document
99.1	News release dated March 3, 2010
99.2	News release dated March 16, 2010
99.3	News release dated March 18, 2010
99.4	News release dated March 25, 2010
99.5	News release dated April 6, 2010
99.6	News release dated April 13, 2010
99.7	News release dated April 20, 2010

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